UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________
FORM 11-K

_______________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to ________________
Commission File Number 001 – 32205

_______________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CBRE 401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CBRE Group, Inc.
2100 McKinney Avenue, Suite 1250
Dallas, Texas 75201

REQUIRED INFORMATION
The Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2020 and 2019 and the related notes to these financial statements and supplemental schedule, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CBRE 401(k) PLAN

Date: June 23, 2021	/s/ Leah C. Stearns
Leah C. Stearns
Chief Financial Officer (principal financial officer)

CBRE 401(k) PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:	2

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2020	13

Note:   All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator
CBRE 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the CBRE 401(k) Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2008.
Dallas, Texas
June 23, 2021

CBRE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Participant-directed investments - at fair value	$2,868,147,415	$2,416,245,634

Receivables:
Notes receivable from participants	28,393,425	28,466,404
Employee contributions	6,310,399	7,091,668
Employer contributions	2,376,913	965,592
Total receivables	37,080,737	36,523,664

Total Assets	2,905,228,152	2,452,769,298

LIABILITIES:
Operating expenses payable	18,750	34,254
Total Liabilities	18,750	34,254

NET ASSETS AVAILABLE FOR BENEFITS	$2,905,209,402	$2,452,735,044
See accompanying notes to the financial statements.

CBRE 401(k) PLAN

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
ADDITIONS:
Contributions:
Employee deferral contributions	$221,280,792	$210,125,864
Employer contributions	73,040,661	67,442,164
Rollover contributions	41,322,988	62,216,212
Total contributions	335,644,441	339,784,240

Investment income:
Net appreciation in fair value of investments	326,172,252	403,491,546
Dividend and interest income	50,277,213	42,325,691
Net investment income	376,449,465	445,817,237

Interest income on notes receivable from participants	1,859,998	1,676,720
Total additions, net	713,953,904	787,278,197

DEDUCTIONS:
Benefits paid to participants	260,661,514	197,325,129
Administrative expenses	818,032	719,569
Total deductions	261,479,546	198,044,698

NET INCREASE IN NET ASSETS	452,474,358	589,233,499

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,452,735,044	1,863,501,545

End of year	$2,905,209,402	$2,452,735,044
See accompanying notes to the financial statements.

CBRE 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

1.    DESCRIPTION OF PLAN
The following description of the CBRE 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions. The Plan is sponsored by CBRE Services, Inc. (“CBRE Services” and “Plan Sponsor”), which is a subsidiary of CBRE Group, Inc. (“CBRE Group”). CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to collectively as the “Company.”
General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code of 1986, as amended (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), was signed into law, which provide expanded access to retirement plan accounts during the COVID-19 pandemic. As permitted by the CARES Act, starting in April 2020 through December 31, 2020, the Plan offered distributions to eligible Plan participants of up to $100,000 due to adverse financial consequences from COVID-19. Also in accordance with the CARES Act, 2020 minimum required distributions were waived, except upon participant request.
Plan Amendments—The Plan has been amended several times since its inception. The most recent amendment, on December 29, 2018, increased the Company’s matching contribution for some participants as well as clarified and updated certain other provisions.
Administration—The Plan is administered by the Administrative Committee (the “Committee”). The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the chief executive officer for vendor changes. Fidelity Workplace Services LLC (“Fidelity”) is the Plan’s recordkeeper.
Trustee—With the exception of life insurance policies, Fidelity Management Trust Company (“Fidelity Management Trust”) serves as trustee for all the Plan’s assets. CBRE Services serves as trustee for the life insurance policies (see Note 5).
Eligibility—All salaried, hourly and W-2 commissioned employees on the domestic payroll of CBRE Services, or any other domestic subsidiary that participates in the Plan, are eligible to participate in the Plan as soon as administratively feasible following the date the employee is credited with one hour of service. However, the following employees, or classes of employees, are not eligible to participate: (1) employees that are non-resident aliens with no U.S. source income; (2) employees covered under a collective bargaining agreement that does not expressly provide for participation in the Plan; (3) employees classified as “leased employees” or independent contractors, even if subsequently determined to be common law employees; (4) employees on military leave in the service of the armed forces of the United States; (5) employees covered by another CBRE tax-qualified plan; or (6) persons classified as qualified real estate agents having the status of independent contractors under the IRC.
Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of their eligible pre-tax compensation through payroll deferrals, subject to certain IRC limitations. The Committee and the IRC may limit the percentage of eligible compensation that highly compensated employees may contribute. Participants are also allowed to contribute amounts distributed from other tax-qualified plans to the Plan. Participants may invest up to 25% of their Plan accounts in the CBRE Stock Fund, which is a unitized fund that includes shares of the Company’s common stock and interest-earning cash for pending transactions and includes accruals for income earned and benefits payable.
Employer Contributions—The Plan allows the Company to make matching contributions to participants. On December 29, 2018, the Plan was amended to provide matching contributions (retroactive to January 1, 2018) based on a participant’s annual base compensation level. For participants earning less than $100,000 per year, the Company matched its employee’s contributions up to 66-2/3% of the first 6% of the employee’s annual compensation. For participants earning $100,000 or more per year, the Company matched its employee’s contributions up to 50% of the first 6% of the employee’s annual compensation (up to $150,000 of compensation). Aggregate matching contributions amounted to $72,960,021 and $67,357,444 for the years ended December 31, 2020 and 2019, respectively.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2020 AND 2019
Additionally, the Plan provides for discretionary profit-sharing contributions by the Company for certain employees of CBRE Clarion Securities, LLC (“CBRE Clarion”), which amounted to $80,640 and $84,720 for the years ended December 31, 2020 and 2019, respectively.
Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions and investment earnings (or losses) thereon and charged certain administrative expenses. Allocations of earnings are based on participant account balances in an investment. The overall benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting—Participants are immediately vested in all employee contributions, participant rollover contributions from other qualified plans and earnings (or losses) thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006. Effective January 1, 2007, Company matching contributions vest 20% per year for each plan year they work 1,000 hours, and participants become immediately fully vested in Company matching contributions upon reaching age 65, becoming disabled (as defined in the Plan) or death, in each case if employed by the Company at that time. Service for the year is determined using the elapsed time method of crediting service in accordance with Treas. Reg. Section 1.410(a)-7(f)(1).
There are three exceptions for vesting in Company matching contributions:
1.Participants who had been Company employees who were credited with at least one hour of service in each of the three calendar years prior to April 1, 2007 received immediate vesting in all then current and future Company contributions.
2.Participants with amounts transferred from the Trammell Crow Company Retirement Savings Plan (which merged with the Plan on July 1, 2007, subsequent to the Company’s acquisition of Trammell Crow Company) become 100% vested in such transferred accounts upon reaching age 55 (and the fifth anniversary of the participant’s employment with Trammell Crow Company) while still employed by the Company, regardless of years of service.
3.Former participants in the CBRE Clarion 401(k) Profit Sharing Plan, which merged into the Plan effective December 31, 2012, receive immediate vesting in Company matching contributions. Profit-sharing contributions by the Company to CBRE Clarion employees vest over six years, with immediate full vesting upon reaching age 65, permanent disability or death, in each case if employed by the Company at that time.
Participants forfeit any portion of Company contributions that has not yet vested upon the earlier of: (i) the date of the participant’s final distribution; or (ii) the date on which the participant has no eligible service for five consecutive years.
Forfeited Accounts—Forfeited accounts are invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits. These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2020, accounts totaling $4,426,299 were forfeited, $3,755,786 was used to reduce Company contributions and $199,396 was used to pay expenses. During the year ended December 31, 2019, accounts totaling $3,351,098 were forfeited, $2,023,228 was used to reduce Company contributions and $269,780 was used to pay expenses. As a result, at December 31, 2020 and 2019, forfeited nonvested account balances totaled $1,912,187 and $1,441,070, respectively.
Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations, from rollover accounts, and after attaining age 59½. Distributions are primarily made in a single lump-sum cash payment equal to the balance of the participants’ accounts. Pursuant to the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), effective January 1, 2020, the age at which required minimum distributions must begin was increased from 70½ to 72.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2020 AND 2019
Notes Receivable from Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50.00% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period generally not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee. Interest rates on loans outstanding range from 4.25% to 9.25% at both December 31, 2020 and 2019. Loans outstanding on December 31, 2020 mature on various dates through June 2027.
Pursuant to the CARES Act, Plan participants could elect to defer loan repayments that occurred between March 27, 2020 and December 31, 2020. The ability to request to defer loan repayments under the CARES Act ceased as of December 31, 2020.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).
Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.
Shares of mutual funds are valued at quoted market prices.
Investments in the common/collective trusts are valued at net asset value (“NAV”).
A portion of the Plan is invested in shares of CBRE Group’s common stock, which is valued at its quoted market price on the New York Stock Exchange. The value of CBRE Group’s common stock was $62.72 and $61.29 per share as of December 31, 2020 and 2019, respectively, which represented the quoted market price of CBRE Group common stock as of those dates. The Plan held 1,164,976 and 1,318,776 shares of common stock of CBRE Group, with a cost basis of $33,820,009 and $36,456,152 as of December 31, 2020 and 2019, respectively. During the years ended December 31, 2020 and 2019, the Plan did not earn any dividend income from CBRE Group’s common stock.
Life insurance policies are valued at cash surrender value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Management fees and operating expenses of the Plan’s investment funds are generally paid by the investment funds and are reflected as a reduction of investment return for such investments. A portion of the management fees for certain investment funds is returned to the Plan to pay administrative expenses or be allocated to participants, which practice is commonly referred to as “revenue sharing.”
Revenue Sharing—Revenue sharing is placed in an “ERISA Account” which is invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits. Total revenue sharing, including interest, was $1,335,721 and $1,375,816 in 2020 and 2019, respectively. Revenue sharing was first used to pay the fees of Fidelity and its affiliates aggregating $1,279,718 and $1,261,920 in 2020 and 2019, respectively. In addition, administrative expenses were paid out of the ERISA Account in the amount of $38,372 and $48,202 in 2020 and 2019, respectively. The balance in the ERISA Account was $83,331 and $65,700 as of December 31, 2020 and 2019, respectively.
In 2012, the Plan was amended to allow for the calculated excess in the ERISA Account, as determined by the Committee, to be allocated to participant accounts pro rata in proportion to their account balances. No amounts were taken out of the ERISA Account and allocated to participant accounts during the years ended December 31, 2020 and 2019.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2020 AND 2019
Notes Receivable from Participants—Participant loans are valued at their amortized cost, which represents the unpaid principal balance plus accrued interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.
Payment of Benefits—Benefits are recorded when paid.
Use of Estimates—The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ significantly from those estimates.
Risks and Uncertainties—The Plan invests in various securities as directed by the participants among the investment options offered under the Plan, including mutual funds, common/collective trusts and CBRE Group common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.
The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.
In March 2020, the World Health Organization declared the global outbreak of COVID-19 a pandemic which has led to significant volatility in financial markets, and may continue to affect the market price of the CBRE Group common stock and other Plan assets. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and cannot be reasonably estimated at this time.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2020 AND 2019
3.    FAIR VALUE MEASUREMENTS
The “Fair Value Measurements and Disclosures” Topic of the Financial Accounting Standards Board Accounting Standards Codification (“Topic 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•Level 1 – Quoted prices in active markets for identical assets and liabilities that the Plan has the ability to access.
•Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.
The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.
The following tables set forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	December 31, 2020
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,345,560,751	$—	$—	$1,345,560,751
CBRE Group common stock	73,640,351	—	—	73,640,351
Common/collective trusts	—	1,448,638,279	—	1,448,638,279
Life insurance policies	—	308,034	—	308,034
Total investments at fair value	$1,419,201,102	$1,448,946,313	$—	$2,868,147,415

	December 31, 2019
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,185,754,325	$—	$—	$1,185,754,325
CBRE Group common stock	81,542,564	—	—	81,542,564
Common/collective trusts	—	1,148,603,677	—	1,148,603,677
Life insurance policies	—	345,068	—	345,068
Total investments at fair value	$1,267,296,889	$1,148,948,745	$—	$2,416,245,634

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2020 AND 2019
4.    COMMON/COLLECTIVE TRUSTS
The following table summarizes the Plan’s investments in common/collective trusts:

	Fair Value
	as of December 31,
	2020	2019
Vanguard Target Retirement Funds	$1,118,781,563	$910,378,152
Fidelity Managed Income Portfolio	187,299,732	150,419,385
Macquarie Large Cap Value Trust	75,369,511	87,806,140
Wells Fargo Advantage Emerging Growth CIT	67,187,473	—
Total common/collective trusts	$1,448,638,279	$1,148,603,677

The Plan’s investments in common/collective trusts are stated at NAV and are considered to have a readily determinable fair value. The NAV, as provided by the trustees, is based on the fair value of the underlying investments held by each fund, less its liabilities.
Vanguard Target Retirement Funds are a series of 12 fund options designed for investors expecting to retire around the year indicated in each option’s name. The funds, which are the Plan’s default investment options, are managed to gradually become more conservative over time. The funds invest in a diversified portfolio of stock and bond mutual funds.
The Fidelity Managed Income Portfolio is a common/collective trust that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. It is managed by Fidelity Management Trust, which is also the trustee of the Plan. The Fidelity Managed Income Portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when contracts mature. The portfolio seeks to maintain a stable NAV. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV.
The Macquarie Large Cap Value Trust is a common/collective trust which invests in equity securities of companies consistent with their investment objectives. Investments are stated at the NAV of shares held by the Plan as of December 31, 2020 and 2019.
The Wells Fargo Emerging Growth CIT is a common/collective trust which invests in equity securities of companies consistent with their investment objectives. Investments are stated at the NAV of shares held by the Plan as of December 31, 2020.
5.    LIFE INSURANCE POLICIES
When the Trammell Crow Company Retirement Savings Plan merged into the Plan, some of the transferred assets consisted of life insurance policies issued by Great-West Life & Annuity Insurance Company (“Great-West”). These policies are owned by the CBRE 401(k) Life Insurance Trust with CBRE Services, as trustee, for the benefit of the participants insured and may be distributed or surrendered at the participant’s direction. Premiums are paid out of dividends and the cash surrender value of the specific insured’s insurance policy. Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant or surrendered. These policies are fully allocated to the insured participant’s rollover account. These policies are included at cash surrender value within Plan assets in the accompanying financial statements and had a face value of $3,350,000 at both December 31, 2020 and 2019.
6.    NON-DISCRIMINATION TESTING
The Plan Sponsor determined that the Plan passed the IRC nondiscrimination testing with respect to the years ended December 31, 2020 and 2019.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2020 AND 2019
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Plan’s investments are funds managed by the Plan’s trustees or its affiliates. As a result, these transactions qualify as exempt party-in-interest transactions. In addition, the Plan invests in shares of common stock in CBRE Group, of which the Plan Sponsor is a subsidiary. As a result, these transactions also qualify as exempt party-in-interest transactions.
8.    ADMINISTRATIVE EXPENSES
The Plan provides that administrative expenses shall be paid by the Plan unless the Company, in its discretion, pays the expenses. Many of the Plan’s administrative expenses, including the fees of the recordkeepers and trustees, are paid by the Plan, via revenue sharing (see Note 2). A few expenses, such as review and processing of qualified domestic relations orders, are paid by the Plan and charged to participant accounts.
9.    TAX STATUS
The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated October 16, 2017, that the Plan and related trust, including amendments made through January 2017, were designed in compliance with the IRC. The Puerto Rico Hacienda determined and informed the Company by letter dated July 3, 2015 that the Plan and related trust were designed in accordance the Puerto Rico Internal Revenue Code. Although the Plan has been amended since receiving the determination letters, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and Puerto Rico Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. As such, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.
10.    PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions to or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. In the event of Plan termination, participants would become 100% vested in their employer contributions.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2020 AND 2019
11.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2020 and 2019, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$2,905,209,402	$2,452,735,044
Participant loans in default - deemed distributions	(555,522)	(393,824)
Net assets available for benefits per Form 5500	$2,904,653,880	$2,452,341,220
The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2020 and 2019, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2020	2019
Net increase in net assets per the financial statements	$452,474,358	$589,233,499
(Increase) decrease in participant loans in default - deemed distributions	(161,698)	58,773
Net increase in net assets per Form 5500	$452,312,660	$589,292,272

SUPPLEMENTAL SCHEDULE

CBRE 401(k) PLAN
EIN: 52-1616016 – PLAN NUMBER 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

		(c) Description of Investment, Including
		Maturity Date, Rate of Interest,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	American Century Mid Cap Value Fund	Mutual Fund	(2)	$102,530,547
	American Europacific Growth Fund	Mutual Fund	(2)	112,250,549
	American Funds New Perspective Fund	Mutual Fund	(2)	57,031,289
	AMG Managers Skyline Special Equities Fund	Mutual Fund	(2)	38,484,456
	Blackrock Strategic Income Opportunities Fund	Mutual Fund	(2)	15,113,379
	Carillon Eagle Mid Cap Growth Fund	Mutual Fund	(2)	119,175,973
(1)	Fidelity 500 Index Fund	Mutual Fund	(2)	352,475,512
(1)	Fidelity Extended Market Index Fund	Mutual Fund	(2)	24,161,983
(1)	Fidelity Global Ex U.S. Index Fund	Mutual Fund	(2)	11,125,147
(1)	Fidelity Real Estate Index Fund	Mutual Fund	(2)	5,812,442
(1)	Fidelity U.S. Bond Index Fund	Mutual Fund	(2)	90,321,864
	Invesco Developing Markets Fund	Mutual Fund	(2)	43,038,694
	Loomis Sayles Growth Fund	Mutual Fund	(2)	190,989,379
	MainStay CBRE Real Estate Fund	Mutual Fund	(2)	16,044,863
	Metropolitan West Total Return Bond Fund	Mutual Fund	(2)	74,004,481
	Oakmark Equity & Income Fund	Mutual Fund	(2)	51,086,023
	Parnassus Core Equity Fund	Mutual Fund	(2)	41,914,170
	Total Mutual Funds			1,345,560,751

(1)	Fidelity Managed Income Portfolio	Common/Collective Trust	(2)	187,299,732
(1)	Macquarie Large Cap Value Trust	Common/Collective Trust	(2)	75,369,511
(1)	Vanguard Target Retirement 2015 Fund	Common/Collective Trust	(2)	29,130,841
(1)	Vanguard Target Retirement 2020 Fund	Common/Collective Trust	(2)	69,990,463
(1)	Vanguard Target Retirement 2025 Fund	Common/Collective Trust	(2)	195,162,210
(1)	Vanguard Target Retirement 2030 Fund	Common/Collective Trust	(2)	146,918,359
(1)	Vanguard Target Retirement 2035 Fund	Common/Collective Trust	(2)	174,972,016
(1)	Vanguard Target Retirement 2040 Fund	Common/Collective Trust	(2)	109,011,047
(1)	Vanguard Target Retirement 2045 Fund	Common/Collective Trust	(2)	155,104,509
(1)	Vanguard Target Retirement 2050 Fund	Common/Collective Trust	(2)	101,809,573
(1)	Vanguard Target Retirement 2055 Fund	Common/Collective Trust	(2)	85,719,323
(1)	Vanguard Target Retirement 2060 Fund	Common/Collective Trust	(2)	27,822,376
(1)	Vanguard Target Retirement 2065 Fund	Common/Collective Trust	(2)	4,925,661
(1)	Vanguard Target Retirement Income Trust	Common/Collective Trust	(2)	18,215,185
(1)	Wells Fargo Advantage Emerging Growth CIT	Common/Collective Trust	(2)	67,187,473
	Total Common/Collective Trusts			1,448,638,279

(1)	CBRE Group, Inc. Stock Fund	Common Stock	(2)	73,640,351

(1)	Great-West Life & Annuity Insurance Company	Life insurance policies	(2)	308,034

(1)	Notes Receivable From Participants	Interest rates of 4.25% to 9.25%;
		Maturity dates from
		January 2021 to June 2027	(2)	28,393,425
	Total Investments			$2,896,540,840
______________________________
(1)Exempt party-in-interest transactions.
(2)Cost information is not required for participant-directed investments and therefore is not included.
See accompanying report of independent registered public accounting firm.